As filed with the Securities and Exchange Commission on June 17, 2015

File No. 812-14395
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_____________________________________

SECOND AMENDMENT TO
APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT GRANTING AN EXEMPTION FROM RULE 23c-3 UNDER THE 1940 ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER
______________________________________

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND
LITTLE HARBOR ADVISORS, LLC
_____________________________________

Please direct all written and oral communications regarding this Application to:

John Hunt, Esq.
Nutter, McClennen & Fish LLP
155 Seaport Boulevard
Boston, Massachusetts 02210
(617) 439-2194

With copies of written communications to:

Randall J. Carrigan, Esq.
Little Harbor Advisors, LLC.
30 Doaks Lane
Marblehead, Massachusetts 01945
(781) 639-3000

Page 1 of 27 Sequentially Numbered Pages (including Exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:
LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND, and LITTLE HARBOR ADVISORS, LLC
SECOND AMENDMENT TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT GRANTING AN EXEMPTION FROM RULE 23c-3 UNDER THE 1940 ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

Investment Company Act of 1940
File No. 812-14395

I. THE PROPOSAL

1.       Little Harbor MultiStrategy Composite Fund (the “MSC Fund”) and Little Harbor Advisors, LLC (the “Investment Manager,” and together with the MSC Fund, the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”) pursuant to (a) Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, (b) Sections 6(c) and 23(c) of the 1940 Act granting an exemption from Rule 23c-3 under the 1940 Act, and (c) Section 17(d) of, and Rule 17d-1 under, the 1940 Act to permit the MSC Fund to offer investors multiple classes of shares (“Shares”)1 with varying sales charges, and/or asset-based distribution and/or service fees, and/or deferred sales charges, as described more fully in this Application.

2.       Applicants request that the order also apply to (a) any other continuously offered registered closed-end management investment company existing now or in the future for which the Investment Manager or any entity controlling, controlled by, or under common control (as the term “control” is defined in Section 2(a)(9) of the 1940 Act) with the Investment Manager, or any successor in interests to such entity,2 serves as investment adviser3 and which either (a) operates as an “interval fund” pursuant to Rule 23c-3 under the 1940 Act (each, an “Interval Fund”), or (b) provides periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (Each such other continuously offered registered closed-end management investment company, whether an Interval Fund or a fund that provides periodic liquidity pursuant to Rule 13e-4, is a “New Fund,” and collectively with the MSC Fund, the “Funds” and individually, a “Fund”.)    Any Fund relying on the order requested in this Application will do so in a manner consistent with the terms and conditions of this Application.

1	As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as units) of a Fund.

2	A successor in interest is limited to an entity that results from the reorganization of the entity under the laws of another jurisdiction or in a change in the form of business organization.

3	The term “investment adviser” has the meanings given that term in Section 2(a)(20) of the 1940 Act.

Page 2 of 27 Pages, including Exhibits

3.       Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

II. STATEMENT OF FACTS AND PROPOSED STRUCTURE

A.	Applicants

1.       The MSC Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The MSC Fund is classified as a non-diversified investment company under the 1940 Act. Since approximately February 1, 2015, the MSC Fund has made a continuous public offering of its single, undesignated class of Shares (the “Initial Class”) pursuant to the MSC Fund’s Registration Statement on Form N-2 (File Nos. 333-191707 and 811-22891). The Commission had declared that registration statement effective on August 6, 2014.

2.       The Investment Manager currently serves as the investment manager to the MSC Fund. Foreside Financial Services, LLC, a Delaware limited liability company that is registered with the Commission under the Exchange Act as a “broker,” and is a member of the Financial Industry Regulatory Authority (“FINRA”), currently serves as the MSC Fund’s principal underwriter (the “Distributor”).   The Investment Manager currently does not control, and is not controlled by, or under common control with the Distributor. In the future, the Distributor may be an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Investment Manager.

3.       The MSC Fund’s investment objective is to realize long-term, risk-adjusted returns that are attractive as compared to those returns of traditional public equity and fixed-income markets. The MSC Fund employs a “manager-of-managers” investment program that provides investors with access to a broad range of alternative investment strategies through the allocation of the MSC Fund’s assets among separate accounts (each, a “Portfolio Account”). Each Portfolio Account is managed by a separate sub-adviser (each, a “Portfolio Adviser”) selected by the Investment Manager subject to the approval of the Trustees of the MSC Fund and, as required, the MSC Fund’s shareholders. Each Portfolio Adviser is registered with the Commission as an “investment adviser” under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).4  Each Portfolio Adviser is expected to employ a proprietary investment strategy in managing those MSC Fund assets allocated to it. The Portfolio Advisers’ investment strategies are intended to be complementary to allow the MSC Fund to pursue its objective in a variety of market conditions. One or more of the Portfolio Accounts may employ long/short strategies and may engage in the use of leverage through borrowing or derivative instruments. Among the investments in which the MSC Fund may invest are U.S. and non-U.S. equities of companies with any market capitalization, fixed income securities of any quality, currencies, derivative instruments, futures contracts, options on futures contracts, and commodities. At the direction of the Investment Manager, a Portfolio Adviser will invest some or all of those MSC Fund assets allocated to it in a collective investment fund (such as a hedge fund) over which the Portfolio Adviser or one of its affiliates has investment discretion. Any New Fund may have a different investment objective and employ different investment strategies and structures than the MSC Fund, including employing a fund-of-hedge funds or fund-of-private equity funds investment structure.

4	Several Portfolio Advisers also are registered with the Commodity Futures Trading Commission as “commodity trading advisers” under the Commodity Exchange Act, as amended.

Page 3 of 27 Pages, including Exhibits

4.       The Investment Manager is a limited liability company organized under the laws of the State of Delaware. The Investment Manager is registered with the Commission as an “investment adviser” under the Advisers Act. John J. Hassett indirectly through TAI Equity Holdings, LLC owns a majority of the interests in the Investment Manager.

B.	Current Structure and Characteristics

1.       Initial Class Shares currently are offered and sold in a continuous offering at their net asset value per share plus a front-end sales charge. Those Shares currently pay an asset-based service fee, but they do not pay any asset-based distribution fee.

2.       Shares of the MSC Fund are currently sold only to investors who meet the definition of “accredited investor” in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and who meet the definition of a “qualified client” in Rule 205-3(d)(1) under the Advisers Act. Shares are currently, and in the future will be, sold to only accredited investors in conformity with requirements mandated by the staff of the Commission as applicable to registered funds-of-hedge funds.5   If the Commission or its staff were to modify this eligibility limitation, the MSC Fund may make changes to broaden investor eligibility (if permitted by the Commission or its staff) or, conversely, impose stricter eligibility requirements. Shares are sold only to qualified clients to permit the Investment Manager to receive as partial compensation for its services a fee based on a share of capital appreciation of the MSC Fund’s assets. That fee would otherwise be prohibited by Section 205(a)(1) of the Advisers Act. The MSC Fund also reserves the right to place additional limitations on investor eligibility in the discretion of the MSC Fund’s Trustees.

5
The investment strategies currently pursued by the Portfolio Advisers in managing the Portfolio Accounts are similar to the strategies pursued by the Portfolio Adviser’s hedge funds. As a result, the MSC Fund follows the staff requirements applicable to registered funds-of-hedge funds even though the MSC Fund uses a different structure.

Page 4 of 27 Pages, including Exhibits

3.       Subscriptions for Initial Class Shares may be submitted to, and are received by, the MSC Fund throughout any calendar month, but are accepted at the same time once per month. Currently, all subscriptions for Initial Class Shares accepted by the MSC Fund are accepted as of the first business day of each calendar month, and the Initial Class Shares are priced as of that date. The MSC Fund expects to accept monthly subscriptions on an ongoing basis.

4.       The MSC Fund does not currently redeem its Shares, as would an open-end management investment company. Moreover, Shares of the MSC Fund currently are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. To provide liquidity to holders of MSC Fund Shares, the MSC Fund has adopted a fundamental policy to repurchase a specified percentage of its shares (no less than 5 percent) at net asset value on a quarterly basis. Such repurchase offers are being conducted pursuant to Rule 23c-3 under the 1940 Act.

5.       At the time of repurchase, shareholders of the MSC Fund currently do not pay the MSC Fund an early repurchase fee, or “Early Repurchase Fee,”6 or to the Distributor, a deferred sales charge, or “Deferred Sales Charge,” similar to a contingent deferred sales charge, or “CDSC,” that an open-end investment company may charge one of its shareholders.7

C.	Proposed Class Structure and Characteristics

1.       The MSC Fund and each New Fund propose to offer at least two, and perhaps more than two, classes of Shares, in continuous offerings in the manner described below. In the future, a Fund’s Trustees8 could adopt this structure or another structure with respect to distribution and service expenses.

2.       The MSC Fund anticipates that Initial Class Shares will continue to be offered at net asset value, but subject to a front-end sales load in addition to the current service fee.

3.        Applicants do not expect there to be a secondary trading market for any Fund Shares, including Shares of the MSC Fund. To provide liquidity to holders of New Fund Shares, the Trustees of each New Fund likewise will adopt a fundamental investment policy in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders, or provide periodic liquidity with respect to its Shares pursuant to Rule 13e-4 under the Exchange Act.9  Any repurchase offers made by a Fund, including the MSC Fund, will be made to all holders of Shares of such Fund.

6
As used in this Application, an “Early Repurchase Fee” means a fee assessed to a Fund shareholder upon repurchase of Shares and payable to the Fund. It is intended, in light of a Fund’s long-term investment horizon, to compensate the Fund’s long-term shareholders for the expenses incurred by the Fund to liquidate a portion of the Fund’s portfolio to accommodate a short-term withdrawing Fund shareholder.

7
A “CDSC,” which an open-end investment company is permitted to charge pursuant to Rule 6c-10 under the 1940 Act, is assessed on a fund shareholder upon repurchase of the shareholder’s Shares. However, in contrast to an Early Repurchase Fee, a CDSC is payable to the fund’s principal underwriter to allow the principal underwriter to recover amounts paid to the broker selling the fund shares to the shareholder. A “Deferred Sales Charge,” as may be offered by a Fund relying on an order requested in this Application, would be substantially similar in structure and purpose to a CDSC.

8	As used in the Application, “Trustees” refers to trustees of a trust, directors of a corporation, or any person serving in a similar capacity.

9
Applicants submit that Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

Page 5 of 27 Pages, including Exhibits

4.       Each Interval Fund may offer its shareholders an exchange feature under which the shareholders of the Interval Fund may, in connection with such Interval Fund's repurchase offers, exchange their Shares of the Interval Fund for shares of the same class of (a) registered open-end investment companies or (b) other Funds that continuously offer their Shares at net asset value, and that in either case are in the Interval Fund's group of investment companies (collectively, the "Other Funds"). Shares of an Interval Fund that are exchanged for Shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Interval Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 under the 1940 Act as if the Interval Fund were an open-end investment company. In complying with Rule 11a-3, each Interval Fund will treat any Deferred Sales Charge as if it were a CDSC.

5.       A non-Interval Fund may, in the future, offer an exchange privilege or conversion feature. Any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the non-Interval Fund were an open-end management investment company.

6.       Shares of each new class will be offered at net asset value, and may be subject to (a) a front-end sales load or a Deferred Sales Charge; and/or (b) an asset-based distribution and/or service fee; and/or (c) any Early Repurchase Fee. Shares may be subject to an Early Repurchase Fee at a rate of 2 percent of the aggregate net asset value of a shareholder’s Shares repurchased by the Fund if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund. Currently, no Fund intends to impose an Early Repurchase Fee.

7.       Different classes of Shares may be offered in different combinations of front-end sales loads or Deferred Sales Charges and asset-based distribution and/or service fees, subject to compliance with Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (the “NASD Conduct Rule 2830”)10. Currently, no Fund intends to impose a Deferred Sales Charge.

10	Any reference to NASD Conduct Rule 2830 includes any successor or replacement FINRA rule to NASD Conduct Rule 2830.
Page 6 of 27 Pages, including Exhibits

8.       Actual levels of fees approved and adopted may vary, but a class of Shares may not have annual asset-based service and/or distribution fees in excess of the limits set forth in NASD Conduct Rule 2830.

(a)       Shareholder service fees may be used to compensate the Distributor, selected brokers, dealers, or other financial intermediaries that provide services to holders of Shares and/or maintain shareholder accounts. These shareholder service and maintenance fees may include (i) costs of printing and distributing a Fund’s prospectuses, statements of additional information and reports to prospective investors in the Fund; (ii) costs involved in preparing, printing and distributing sales literature pertaining to the Fund and reports for persons other than existing Fund shareholders; (iii) an allocation of overhead and other branch office distribution-related expenses of the Distributor or a broker-dealer; (iv) payments made to, and expenses of, the Distributor or a broker-dealer (including on behalf of its financial consultants) and other persons who provide support or personal services to Fund shareholders in connection with the distribution of the relevant class of Shares, including office space and equipment, communication facilities, answering routine inquiries regarding the Fund and its operations, processing shareholder transactions, promotional, advertising or marketing activity, sub-accounting and recordkeeping services (in excess of ordinary payments made to the Fund’s transfer agent or other recordkeeper), obtaining shareholder information and providing information about the Fund, asset allocation services, compensating sales personnel, establishing, maintaining and servicing shareholder accounts (including the payment of a continuing fee to financial consultants); (v) interest-related expenses; (vi) processing subscription and repurchase transactions, answering inquiries regarding the Fund and its special features, and (vii) other services as may be agreed upon from time to time and permitted by applicable statute, rule, or regulation.

(b)       Distribution fees with respect to any class of Shares of a Fund would be paid pursuant to a plan of distribution adopted by the Fund with respect to the applicable class in compliance with Rules 12b-1 and 17d-3 under the 1940 Act,11 as if those rules applied to closed-end management investment companies (a “Distribution Plan”). Under any such Distribution Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares. Applicants represent that these asset-based distribution fees would comply with the provisions of the NASD Conduct Rule 2830. If a Distribution Plan were to be adopted by a Fund, the Fund’s Trustees would consider and approve the Distribution Plan with respect to each class of Shares in a manner consistent with Rule 12b-1, and the Distribution Plan would be approved by a majority of the Trustees of the Fund, including a majority of the Trustees who were not interested persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act, and who were to have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements related to the Distribution Plan, as provided for in Rule 12b-1. The Distribution Plan also would require approval of the holders of each class of Shares to which the Distribution Plan applied.

11	Applicants would comply with Rules 12b-1 and 17d-3 under the 1940 Act as they may be amended or replaced in the future, as if those rules applied to closed-end management investment companies.
Page 7 of 27 Pages, including Exhibits

(c)       To the extent that a Fund imposes an Early Repurchase Fee or a Deferred Sales Charge on investors who purchase and tender their Shares, the Fund may, but would not be required to, waive the Early Repurchase Fee or Deferred Sales Charge, as the case may be, for certain Fund shareholders or transactions as established from time to time. With respect to any waiver of, scheduled variation in, or elimination of the Early Repurchase Fee or Deferred Sales Charge, if any, the Fund would comply with Rule 22d-1 under the 1940 Act as if the Early Repurchase Fee or Deferred Sales Charge were a CDSC and as if the Fund were an open-end investment company. In the case of an Early Repurchase Fee, the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee would apply uniformly to all Fund shareholders regardless of class.

9.       All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the fees associated with the Distribution Plan of that class (if any), shareholder service fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class. Expenses of a Fund, respectively allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

10.       In addition to asset-based service and/or distribution fees, each class of a Fund may, by action of the Fund’s Trustees or their delegate, also pay a different amount of the following expenses:

(a)       Administrative and/or accounting or similar fees (each as described in the Fund’s prospectus);

(b)       Legal, printing and postage expenses related to preparing and distributing to current Fund shareholders of a specific class materials such as Fund shareholder reports, prospectuses, and proxies;

(c)       Blue Sky fees incurred by a specific class;

(d)       Commission registration fees incurred by a specific class;

(e)       Expenses of administrative personnel and services required to support the Fund shareholders of a specific class;

(f)       Trustees’ fees incurred as a result of issues relating to a specific class;

(g)       Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(h)       Incremental transfer agent fees and Fund shareholder servicing expenses identified as being attributable to a specific class;

(i)       Account expenses relating solely to a specific class;
Page 8 of 27 Pages, including Exhibits

(j)       Expenses incurred in connection with any Fund shareholder meetings as a result of issues relating to a specific class; and

(k)       Any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

11.       Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above shall be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3 under the 1940 Act.

12.       From time to time, the Trustees of a Fund may create and offer additional classes of Shares of the Fund, or may vary the characteristics of its Shares, including without limitation, in the following respects: (a) the amount of fees permitted by a Distribution Plan and/or service plan as to such class; (b) voting rights with respect to a Distribution Plan and/or service plan as to such class; (c) different class designations; (d) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (e) differences in any dividends and net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses; (f) any sales load structure; and (g) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act as if it were an open-end management investment company. Accordingly, the Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a Distribution Plan and/or service plan or in class expenses.

13.       Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

III. EXEMPTIONS REQUESTED

1.	The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of any Fund may be deemed to: (a) result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c) of the 1940 Act; and (b) violate the equal voting provisions of Section 18(i) of the 1940 Act.

2.	Deferred Sales Charges (Interval Funds)

Applicants request exemptive relief from Rule 23c-3(b)(1) under the 1940 Act to the extent that that rule is construed to prohibit the imposition of a Deferred Sales Charge by an Interval Fund.
Page 9 of 27 Pages, including Exhibits

3.	Asset-Based Distribution Fees; Deferred Sales Charges (Non-Interval Funds)

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and/or service fees and charge Deferred Sales Charges.

IV. COMMISSION AUTHORITY

1.        Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.        Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors. Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

3.       Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of, or a principal underwriter for, a registered investment company, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A.	Background

1.        In its 1992 study Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.12  For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

12	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.
Page 10 of 27 Pages, including Exhibits

2.        Historically, there has been almost no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds offer complete liquidity to their shareholders and thus require a high degree of liquidity of the underlying investment portfolio. Closed-end funds are subject to requirements that restrict the liquidity they are permitted to offer their investors. One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases.

3.       Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.13  The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.14 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

4.        In accordance with that recommendation, and shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.15  Rule 23c-3 was adopted in April 1993.16  Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end, interval fund concept.17

5.       While the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution fees for which the Funds seek relief. Since 1998, the Commission has granted relief to investment companies to issue multiple classes of shares, to impose Early Repurchase Fees, and to impose distribution and service fees, including funds that either cannot or choose not to rely on Rule 23c-3, substantially similar to that for which Applicants seek relief. See, e.g., Corsair Opportunity Fund, et al., Inv. Co. Act Rel. Nos. 31454 (February 10, 2015) (Notice) and 31501 (March 10, 2015) (Order); ACAP Strategic Fund et al., Inv. Co. Act Rel. Nos. 31372 (December 11, 2014) (Notice) and 31406 (January 6, 2015) (Order); Morgan Creek Global Equity Long/Short Institutional Fund, et al., Inv. Co. Act Rel. Nos. 31369 (December 11, 2014) (Notice) and 31405 (January 6, 2015) (Order); Alternative Strategies Fund, et al., Inv. Co. Act Rel. Nos. 31360 (December 1, 2014) (Notice) and 31400 (December 24, 2014) (Order); Alliancebernstein Multi-Manager Alternative Fund, et al., Inv. Co. Act Rel. Nos. 31322 (October 31, 2014) (Notice) and 31345 (November 24, 2014) (Order); Evanston Alternative Opportunities Fund, et al., Inv. Co. Act Rel. Nos. 31250 (September 15, 2014) (Notice) and 3128 (October 14, 2014) (Order); Resource Real Estate Diversified Income Fund , et al., Inv. Co. Act Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911 (February 11, 2014) (Order); Total Income + Real Estate Fund, et al., Inv. Co. Act Rel. Nos. 30859) (January 15, 2015) (Notice) and 30912 (February 11, 2014) (Order); and Versus Capital Multi-Manager Real Estate Income Fund LLC et al., Inv. Co. Act Rel. Nos. 30103 (June 14, 2012) (Notice) and 30133 (July 10, 2012) (Order).

13	Id.

14	Id. at 421.

15	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).

16	Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”).

17	Protecting Investors, supra, at 439-40; Rule 23c-3 Proposing Release at 7.

Page 11 of 27 Pages, including Exhibits

B.	Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) under the 1940 Act

1.        Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed: (a) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c) of the 1940 Act; and (b) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

2.        A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

3.        Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.
Page 12 of 27 Pages, including Exhibits

4.        The multiple class system proposed in this Application may result in Shares of a class having “priority over [another] class as to . . . payment of dividends”18 and having unequal voting rights, because under the proposed system (a) shareholders of different classes may pay different distribution fees, different Fund shareholder services fees, and any other expenses (as described above in Section II.C) that should be properly allocated to a particular class, and (b) each class would be entitled to exclusive voting rights with respect to matters solely relating to that class. Applicants state that the creation of multiple classes of Shares of a Fund may thus be prohibited by Section 18(c) of the 1940 Act and may violate Section 18(i) of the 1940 Act.

5.        Applicants believe that the implementation of the proposed system would provide Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants further believe that current and future Fund shareholders would benefit if new classes of Shares with different pricing and expense structures are created providing Fund shareholders with enhanced investment options. Under the proposed system, an investor would be able to choose the method of purchasing Shares that the investor deems most beneficial in light of their individual circumstances. The proposed system also would permit the Fund to facilitate the distribution of Shares through diverse distribution channels and would provide investors with a broader choice of Fund shareholder options.

6.        By contrast, if the Investment Manager were required to sponsor the organization of new, separate funds rather than have the Funds create new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders of the new funds, as compared to the creation of additional Share classes of the existing Funds. Under the proposed system, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors would derive benefits from economies of scale that might not be available at smaller volumes.

7.        The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.19

18	As a result, the Shares could be deemed to be “senior securities” within the meaning of Section 18(g) of the 1940 Act.

19
See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

Page 13 of 27 Pages, including Exhibits

8.        Applicants believe that the proposed system does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The proposed system does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Fund shareholders.

9.        Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Each Fund would comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, a Fund would in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences relating to Share repurchases.

10.        In particular, each Fund proposes to offer its Shares continuously at net asset value, plus any applicable front-end sales charge. It is anticipated that differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.20 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

20
See, e.g., Corsair Opportunity Fund, et al., Inv. Co. Act Rel. Nos. 31454 (February 10, 2015) (Notice) and 31501 (March 10, 2015) (Order); ACAP Strategic Fund et al., Inv. Co. Act Rel. Nos. 31372 (December 11, 2014) (Notice) and 31406 (January 6, 2015) (Order); Morgan Creek Global Equity Long/Short Institutional Fund, et al., Inv. Co. Act Rel. Nos. 31369 (December 11, 2014) (Notice) and 31405 (January 6, 2015) (Order); Alternative Strategies Fund, et al., Inv. Co. Act Rel. Nos. 31360 (December 1, 2014) (Notice) and 31400 (December 24, 2014) (Order); Alliancebernstein Multi-Manager Alternative Fund et al., Inv. Co. Act Rel. Nos. 31322 (October 31, 2014) (Notice) and 31345 (November 24, 2014) (Order); Evanston Alternative Opportunities Fund et al., Inv. Co. Act Rel. Nos. 31250 (September 15, 2014) (Notice) and 31285 (October 14, 2014) (Order); Resource Real Estate Diversified Income Fund et al., Inv. Co. Act Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); College Retirement Equities Fund et al., Inv. Co. Act Rel. Nos. 31092 (June 23, 2014) (Notice) and 31204 (August 11, 2014) (Order): Partners Group Private Equity (Master Fund), LLC et al., Inv. Co. Act Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); Steben Select Multi-Strategy Fund et al., Inv. Co. Act Rel. Nos. 31029 (April 25, 2014) (Notice) and 31052 (May 21, 2014) (order); Multi-Strategy Growth & Income Fund et al. 30860 (January 15, 2014) (Notice) and 30911 (February 11, 2014) (Order); Total Income+ Real Estate Fund et al., Inv. Co. Act Rel. Nos. 30859 (January 15, 2014) (Notice) and 30912 (February 11, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Inv. Co. Act Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order) (; Permal Hedge Strategies Fund, et al., Inv. Co. Act Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order); ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order); Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (November 8, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 9, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811 (April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

Page 14 of 27 Pages, including Exhibits

11.        Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of each Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Fund shareholders. Applicants also are aware of the need for full disclosure of the proposed system in a Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these asset-based distribution and/or service fees will comply with the provisions of the NASD Conduct Rule 2830. Applicants also represent that a Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of its Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, each Fund will disclose fund expenses borne by Fund shareholders during the reporting period in Fund shareholder reports21 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales charges.22 The Fund will include any such disclosures in its Fund shareholder reports and prospectuses to the extent required as if the Fund were an open-end fund. Each Fund and its Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales charges and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.23 Each Fund or its Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the New Fund. Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund-of-funds, including registered funds-of-hedge funds and funds-of-private equity funds.24  Applicants will comply with all such applicable disclosure requirements.

21	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

22	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

23
Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

24	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

Page 15 of 27 Pages, including Exhibits

12.        The requested relief is substantially similar to prior exemptions granted by the Commission to Corsair Opportunity Fund, ACAP Strategic Fund, Morgan Creek Global Equity Long/Short Institutional Fund, Alternative Strategies Fund, Alliancebernstein Multi-Manager Alternative Fund, Evanston Alternative Opportunities Fund, Resource Real Estate Diversified Income Fund, College Retirement Equities Fund, Partners Group Private Equity (Master Fund), LLC, Steben Select Multi-Strategy Fund, Multi-Strategy Growth & Income Fund, Total Income+ Real Estate Fund, CPG Carlyle Private Equity Fund, LLC, Blackstone Alternative Alpha Fund, Permal Hedge Strategies Fund, ASGI Agility Income Fund, Allianz RCM Global Ecotrends Fund, Man-Glenwood Lexington, LLC, Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Pilgrim Senior Income Fund, Scudder Weisel Capital Entrepreneurs Fund, Senior Debt Portfolio, Eaton Vance Advisers Senior Floating-Rate Fund, Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Stein Roe Floating Rate Income Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, North American Senior Floating Rate Fund, and Sierra Prime Income Fund.25 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by a Fund.

C.        Deferred Sales Charges (Interval Funds)

1.       Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between 5 and 25 percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly relating to the repurchase.

2.       Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Interval Funds to impose Deferred Sales Charges on shares submitted for repurchase that have been held for less than a specified period. The Interval Funds are seeking to impose Deferred Sales Charges that are the functional equivalents of CDSCs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act and in much the same way non-interval funds currently assess Deferred Sales Charges. As more fully described below, a Deferred Sales Charge would be paid to the Interval Fund’s principal underwriter. Relief to permit the imposition of a Deferred Sales Charge would be consistent with the approach the Commission has taken with respect to CDSCs imposed by open-end funds that offer their securities continuously, as the MSC Fund is doing for its common shares. Any Deferred Sales Charge imposed by the Interval Funds will comply with Rule 6c-10 under the 1940 Act as if that rule were applicable to closed-end funds.

25	See supra n.18. In the case of the Sierra Prime Income Fund exemptive application, relief was also sought from Section 11 of the 1940 Act to permit certain exchanges of shares.
Page 16 of 27 Pages, including Exhibits

3.       In the Adopting Release to Rule 23c-3, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of [repurchase fees] to two percent implicitly preclude the imposition” of CDSCs.26 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSCs by interval funds:

Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSCs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].27

4.       Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSCs as long as (a) the amount of the CDSC does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (b) the terms of the sales load comply with the provisions of the NASD Conduct Rule 2830, governing sales charges for open-end funds and (c) deferred sales charges are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales charges in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSCs where there are adequate safeguards for the investor. These same policy considerations support imposition of Deferred Sales Charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose Deferred Sales Charges.

5.       With respect to the policy considerations supporting imposition of Deferred Sales Charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed deferred sales charges comparable to CDSCs.28  Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose deferred sales charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. For example a distributor may pay out of its own resources compensation to selected dealers that sell fund shares at the time of sale, based on the dollar amount of the shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

26
Rule 23c-3 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:
The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only [a repurchase fee], not to exceed two percent of the proceeds, that is paid to the company for expenses directly relating to the repurchase.

27	Id.

28	Rule 23c-3 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.
Page 17 of 27 Pages, including Exhibits

6.       Neither the Rule 23c-3 Proposing Release nor the Rule 23c-3 Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing Deferred Sales Charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.29  The best-price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing Deferred Sales Charges.30  There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Interval Fund will be treating all similarly situated shareholders the same. Each Interval Fund will disclose to all shareholders the applicability of the Deferred Sales Charge (and any scheduled waivers of the Deferred Sales Charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Interval Fund also will disclose Deferred Sales Charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

7.       As required by Rule 6c-10 for open-end funds, each Interval Fund relying on the relief requested in this Application will comply with shareholder service and distribution fee limits imposed by the NASD Conduct Rule 2830 on the same basis as if it were an open-end investment company. In this regard, an Interval Fund would pay service and distribution fees pursuant to plans that are designed to meet the requirements of the NASD Conduct Rule 2830 on the same basis as if it were an open-end investment company subject to that rule.

8.       The Commission has previously granted the same type of exemptive relief requested herein.31   In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge Deferred Sales Charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

29	See Rule 23c-3 Proposing Release, Section II.A.7; Rule 23c-3 Adopting Release, Section II.A.7.

30	See Rule 23c-3 Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

31
See, e.g., ACAP Strategic Fund et al., Inv. Co. Act Rel. Nos. 31372 (December 11, 2014) (Notice) and 31406 (January 6, 2015) (Order); Alternative Strategies Fund, et al., Inv. Co. Act Rel. Nos. 31360 (December 1, 2014) (Notice) and 31400 (December 24, 2014) (Order); Resource Real Estate Diversified Income Fund , et al., Inv. Co. Act Rel. Nos. 31093 (June 23, 2014) (Notice) and 31162 (July 22, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Inv. Co. Act Rel. Nos. 30860 (January 15, 2014) (Notice) and 30911 (February 11, 2014) (Order); Total Income + Real Estate Fund, et al., Inv. Co. Act Rel. Nos. 30859) (January 15, 2015) (Notice) and 30912 (February 11, 2014) (Order); and Versus Capital Multi-Manager real Estate Income Fund LLC et al., Inv. Co. Act Rel. Nos. 30103 (June 14, 2012) (Notice) and 30133 (July 10, 2012) (Order).

Page 18 of 27 Pages, including Exhibits

D.	Waivers of Deferred Sales Charges (Interval Funds)

1.       Applicants request exemptive relief to the extent that would permit each Interval Fund to grant waivers of the Deferred Sales Charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Interval Fund would apply the Deferred Sales Charge (and any waivers or scheduled variations of the Deferred Sales Charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Interval Fund were an open-end investment company. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of an Interval Fund, particularly where there are also important policy reasons to waive the Deferred Sales Charge, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of an Interval Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The Deferred Sales Charge may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (a) repurchases to satisfy participant loan advances; (b) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (c) repurchases representing returns of excess contributions to such plans. Furthermore, if an Interval Fund’s principal underwriter has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Interval Fund, the waiver of the Deferred Sales Charge works to shareholders’ advantage while not harming the distributor economically.

2.       In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.”  Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”32 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.33  Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSCs for open-end funds and waivers of those charges was not covered by any rule and was the subject of exemptive orders. Rule 6c-10 permitting CDSCs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSCs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.34 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales charges for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds would protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

32	Investment Co. Act Rel. No. 14390 (February 2, 1985).

33	Id.

34
Rule 22d-1 requires that the scheduled variations in or elimination of the sales charge must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Page 19 of 27 Pages, including Exhibits

3.       Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude the Interval Funds from providing for scheduled variations in, or elimination of, Deferred Sales Charges, subject to appropriate safeguards.

E.	Asset-Based Distribution Fees; Deferred Sales Charges (Non-Interval Funds)

1.        Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit a Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.35

2.        Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which the registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

3.        In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate that could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

4.        Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, a Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,36 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

35
Applicants do not concede that Section 17(d) applies to the proposed system, the asset-based service and/or distribution fees, or the Deferred Sales Charges discussed herein, but request this order to eliminate any uncertainty.

36	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (Oct. 28, 1980).
Page 20 of 27 Pages, including Exhibits

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of section 17(d) and rule 17d-3 of the [1940] Act. The Commission’s comment is that, to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a “joint enterprise” with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.37

5.       As closed-end management investment companies, the Funds may not rely on Rule 17d-3. Applicants believe, however, that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

6.        Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Although Applicants currently do not anticipate any non-Interval Fund imposing Deferred Sales Charges, any non-Interval Fund that would do so only in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. In such case, the non-Interval Fund would make all required disclosures in accordance with the requirements of Form N-1A concerning Deferred Sales Charges, as if those charges were CDSCs for purposes of that form. Applicants further state that, in the event any non-Interval Fund imposes Deferred Sales Charges, the Fund would apply the Deferred Sales Charges (and any waivers or scheduled variations of the Deferred Sales Charges) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Finally, to the extent any Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fees, it would do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee would apply uniformly to all shareholders of the Fund. Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act.

37	Id. Fed. Sec. L. Rep. (CCH) at 83,733.
Page 21 of 27 Pages, including Exhibits

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief would be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CONCLUSION

1.       For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) of the 1940 Act is consistent with the protection of investors and insures that Applicants do not unfairly discriminate against any holders of the class or classes of securities to be purchased. In addition, Applicants submit that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

2.       Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

3.        Applicants submit that the exemptions requested conform substantially to the precedent cited herein.

[Rest of page intentionally left blank]
Page 22 of 27 Pages, including Exhibits

AUTHORIZATION AND SIGNATURES

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreement of the Applicant, and the undersigned officer of the Applicant is fully authorized to execute this Application. The resolutions of the MSC Fund’s Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act, and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is 30 Doaks Lane, Marblehead, Massachusetts 01945, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND
By:	/s/ John J. Hassett
John J. Hassett
President
Date:	June 17, 2015

LITTLE HARBOR ADVISORS, LLC
By:	/s/ John J. Hassett
John J. Hassett
President
Date:	June 17, 2015

Page 23 of 27 Pages, including Exhibits

LIST OF ATTACHMENTS AND EXHIBITS

Exhibit A — Resolutions

Exhibit B — Verifications

1.	Verification of Little Harbor MultiStrategy Composite Fund
2.	Verification of Little Harbor Advisors, LLC

Page 24 of 27 Pages, including Exhibits

EXHIBIT A

RESOLUTIONS OF TRUSTEES OF LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND
RESOLVED, that the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized and empowered to prepare, execute and file with the Securities and Exchange Commission on behalf of the Fund an application pursuant to (a) Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order granting exemptions as necessary from the provisions of Sections 18(c) and 18(i) of the 1940 Act, (b) Sections 6(c) and 23(c) of the 1940 Act for an order granting certain exemptions from Rule 23c-3 thereunder, and (c) Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to, among other things, offer investors multiple classes of shares with varying sales charges, and/or asset-based service and/or distribution fees, and any additional exemptions as may be determined as necessary with the advice of counsel (the “Multi-Class Application”), and any amendments thereto in a form satisfactory to such officers and counsel to the Fund, the execution and filing of such Multi-Class Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization thereof, and

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized and empowered to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Multi-Class Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.

Page 25 of 27 Pages, including Exhibits

EXHIBIT B-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

COMMONWEALTH OF MASSACHUSETTS	)
)
COUNTY OF ESSEX	)

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Little Harbor MultiStrategy Composite Fund (the “Fund”); that he is the President of the Fund; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Hassett
John J. Hassett

Date:  June 17, 2015

Page 26 of 27 Pages, including Exhibits

EXHIBIT B-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

LITTLE HARBOR ADVISORS, LLC

COMMONWEALTH OF MASSACHUSETTS	)
)
COUNTY OF ESSEX	)

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Little Harbor Advisors, LLC (the “Investment Manager”); that he is President of the Investment Manager, and as such has the authority to sign and file this document on behalf of the Investment Manager; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ John J. Hassett
John J. Hassett

Date:  June 17, 2015

Page 27 of 27 Pages, including Exhibits